FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 November 29, 2004

Highlights

Éléonore Project
19.75 g/t Au / 10 m
19.28 g/t Au / 8 m
17.63 g/t Au / 7 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

- VIRGINIA WINS THE TITLE “PROSPECTOR OF THE YEAR 2004" - CLOSING OF A $1,5 MILLION PRIVATE PLACEMENT

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce that it was awarded the title Prospector of the Year 2004 during the Québec Exploration 2004 Convention.

This reward honours Virginia’s successes on its Coulon and Éléonore projects and the excellent work of its exploration team in the Bay James area during the last years. Pioneer in the exploration of this region, Virginia has numerous significant discoveries to its credit. These discoveries confirm the area’s potential underestimated until then and have also generated an important exploration activity from other mining companies.

Virginia is proud of this honour considered as the most prestigious in the Québec mining community. We would like to take this opportunity to thank all partners and people who gave Virginia their support.

Virginia also wishes to announce the closing of the private placement with Mavrix Funds (CA$1 million) and NCE Diversified Flow Through (04) Limited Partnership (CA$500,000) announced on November 22, 2004. The financing consists of 403 333 flow-through common shares at a price of $3.75 per share for net proceeds of CA$1.5 million. The proceeds from the offering will be used to fund exploration on its Éléonore project on which Virginia announced a significant discovery during the last months.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 37 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca